[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page

Filing Document (2):                                 Report on Amendment No. 10

Based on:                                            Article 27-25, Paragraph 1 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name (3):                                            Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office (3):              1 Toyota-cho, Toyota City, Aichi Prefecture

Effective Date of Reporting Duty (4):                March 16, 2004

Filing Date:                                         March 23, 2004

Total Number of Submitter and Joint Holders          6
(persons):

Submitting Method (5):                               Jointly


I. Matters Regarding Issuing Company (6)

----------------------------------------------------------------------------------------------------------------
   Name of Issuing Company              Toyoda Gosei Co., Ltd.
----------------------------------------------------------------------------------------------------------------
   Company Code                         7282
----------------------------------------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
----------------------------------------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya
----------------------------------------------------------------------------------------------------------------
   Location of Head Office              1, Nagahata, Ochiai, Haruhi-cho, Nishikasugai-gun, Aichi Prefecture
----------------------------------------------------------------------------------------------------------------


II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation            August 27, 1937
----------------------------------------------------------------------------------------------------------------
   Name of Representative           Fujio Cho
----------------------------------------------------------------------------------------------------------------
   Title of Representative          President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of     Yuji Maki, General Manager of Financial Reporting Department,
   Person in Charge                 Accounting Division
----------------------------------------------------------------------------------------------------------------
   Telephone Number                 0565-28-2121
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)

----------------------------------------------------------------------------------------------------------------


     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                              55,459,540                        --                       --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                --                        --      G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                --                        --      H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                --                        --      I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                --                                J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts                                  --
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                --                                K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                --                                L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M        55,459,540       N                --      O                --
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q        55,459,540
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R                --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S       124,158,137
  (shares) (as of September 30,
  2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        44.67
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                        43.36
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------


     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
  March 16, 2004      Shares of common stock       3,734,054             Acquisition                (yen)925
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) ((yen)1,000)           14,484,087
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                     --
   ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) ((yen)1,000)           --
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                                 --
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          14,484,087
   ((yen)1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of        Amount
            (Name of Branch)      Business     Representative                        Borrowing     ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   2. Submitter (Bulk Holder)/2 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person     Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                             Daihatsu Motor Co., Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head      1-1, Daihatsu-cho, Ikeda City, Osaka Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation            March 1, 1907
----------------------------------------------------------------------------------------------------------------
   Name of Representative           Takaya Yamada
----------------------------------------------------------------------------------------------------------------
   Title of Representative          President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                Manufacture, sale, leasing and repair of motor vehicles, industrial vehicles, other various vehicles and parts thereof, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of     Yuichi Kondo, General Manager of Finance, Accounting and Cost
   Person in Charge                 Management Division
----------------------------------------------------------------------------------------------------------------
   Telephone Number                 072-754-3062
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
        [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   44,005                       --                       --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          --      G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          --      H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          --      I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                  K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             44,005      N                --      O
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                 --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             44,005
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R                 --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        124,158,137
  (shares) (as of September 30,
  2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.04
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.04
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
                          Not Applicable
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) ((yen)1,000)              --
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                --
   ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) ((yen)1,000)      --
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                            --
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition             --
   ((yen)1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------


       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of        Amount
            (Name of Branch)      Business     Representative                        Borrowing     ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   3. Submitter (Bulk Holder)/3 (7)
      (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person     Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                             Hino Motors, Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head      1-1, Hinodai 3-chome, Hino City, Tokyo
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation            May 1, 1942
----------------------------------------------------------------------------------------------------------------
   Name of Representative           Tadaaki Jagawa
----------------------------------------------------------------------------------------------------------------
   Title of Representative          President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                The manufacture and sale of trucks and buses, and development, designing of products related thereto and offering of other services, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of     Takuo Kawasaki, General Manager of Accounting Division
   Person in Charge
----------------------------------------------------------------------------------------------------------------
   Telephone Number                 042-586-5140
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
        [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   44,005                       --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          --      G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          --      H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          --      I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                  K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             44,005      N                --      O
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                 --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             44,005
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R                 --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        124,158,137
  (shares) (as of September 30,
  2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.04
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.04
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
                          Not Applicable
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) ((yen)1,000)              --
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                --
   ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) ((yen)1,000)      --
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                            --
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition             --
   ((yen)1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of        Amount
            (Name of Branch)      Business     Representative                        Borrowing     ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   4. Submitter (Bulk Holder)/4 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person     Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                             Kanto Auto Works, Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head      Tauraminato-cho, Yokosuka City, Kanagawa Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation            July 22, 1942
----------------------------------------------------------------------------------------------------------------
   Name of Representative           Susumu Uchikawa
----------------------------------------------------------------------------------------------------------------
   Title of Representative          President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                Manufacture, sale and repair of motor vehicles and other
                                    transportation machinery apparatus, and parts thereof, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of     Yosuke Uematsu, General Manager of Accounting and Legal Affairs
   Person in Charge                 Division
----------------------------------------------------------------------------------------------------------------
   Telephone Number                 046-862-2681
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
         [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   44,005                       --                       --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          --      G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          --      H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          --      I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                  K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             44,005      N                --      O                --
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                 --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             44,005
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R                 --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        124,158,137
  (shares) (as of September 30,
  2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.04
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.04
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
                          Not Applicable
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) ((yen)1,000)              --
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                --
   ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) ((yen)1,000)      --
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                            --
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition             --
   ((yen)1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of        Amount
            (Name of Branch)      Business     Representative                        Borrowing     ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   5. Submitter (Bulk Holder)/5 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person     Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                             Toyota Auto Body Co., Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head      100, Kaneyama, Ichirisato-cho, Kariya City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation            August 31, 1945
----------------------------------------------------------------------------------------------------------------
   Name of Representative           Risuke Kubochi
----------------------------------------------------------------------------------------------------------------
   Title of Representative          President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                Manufacture and sale of auto bodies
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of     Shinobu Ichikawa, Director
   Person in Charge
----------------------------------------------------------------------------------------------------------------
   Telephone Number                 0566-36-2121
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
        [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   46,807                       --                       --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          --      G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          --      H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          --      I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                  K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             46,807      N               --       O                --
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             46,807
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R                 --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        124,158,137
  (shares) (as of September 30,
  2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.04
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.04
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
                          Not Applicable
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) ((yen)1,000)              --
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                --
   ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) ((yen)1,000)      --
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                            --
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition             --
   ((yen)1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of        Amount
            (Name of Branch)      Business     Representative                        Borrowing     ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   6. Submitter (Bulk Holder)/6 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person     Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                             Central Motor Co., Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head      4-12, Oyma-cho, Sagamihara City, Kanagawa Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation            September 4, 1950
----------------------------------------------------------------------------------------------------------------
   Name of Representative           Osamu Komori
----------------------------------------------------------------------------------------------------------------
   Title of Representative          President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                Manufacture of auto bodies
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of     Yoshiaki Kitahara, General Manager of General Affairs Division
   Person in Charge
----------------------------------------------------------------------------------------------------------------
   Telephone Number                 042-774-0986
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
        [1] Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   14,668                       --                       --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          --      G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          --      H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          --      I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                  J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                  K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                  L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             14,668      N                --      O                --
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                 --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             14,668
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted       R                 --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        124,158,137
  (shares) (as of September 30,
  2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.01
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.01
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4)Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
                          Not Applicable
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
----------------------------------------------------------------------------------------------------------------
   Not applicable.
----------------------------------------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (T) ((yen)1,000)              --
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                --
   ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (V) ((yen)1,000)      --
----------------------------------------------------------------------------------------------------------------
   Breakdown of Above (V)                            --
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition             --
   ((yen)1,000) (T+U+V)
----------------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of        Amount
            (Name of Branch)      Business     Representative                        Borrowing     ((yen)1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

IV. Summary List Regarding Submitter and Joint Holders

   1. Submitter and Joint Holders (18)

      Toyota Motor Corporation
      Daihatsu Motor Co., Ltd.
      Hino Motors, Ltd.
      Kanto Auto Works, Ltd.
      Toyota Auto Body Co., Ltd.
      Central Motor Co., Ltd.

   2. Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)
      (1) Number of Stock, Etc. Held
----------------------------------------------------------------------------------------------------------------
                                          Main Text of Article      Article 27-23,           Article 27-23,
                                           27-23, Paragraph 3     Paragraph 3, Item 1     Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                  55,653,030                                              --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                       A                                        --     G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition        B                                        --     H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights     C                --                      --     I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to            D                                               J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts       E                                               K
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject             F                                               L
  Securities
----------------------------------------------------------------------------------------------------------------
             Total (shares)               M         55,653,030    N                       O
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which were      P                 --
  Transferred through a Margin
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held             Q         55,653,030
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted           R                 --
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares           S        124,158,137
  (shares) (as of September 30, 2003)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held by                     44.82
  the Above-stated Submitter (%)
  (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held                        43.52
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------